

Sueah (Su Ah) Kim · 3rd

Co-Founder | COO at ChangeRoots

Washington, District Of Columbia · 500+ connections ·

Contact info

 **ChangeRoots**

 **The George Washing University**

Experience



Co-Founder | COO
ChangeRoots
Aug 2018 – Present · 1 yr 11 mos
Washington D.C. Metro Area

ChangeRoots is a simple app that equips people to influence politicians to do better. We use gamification, behavioral science and micro-donations to shift the dynamic between politicians and citizens.

The ChangeRoots app is now available on iOS!



Manager, Strategy & Operations
Asurity Technologies
Mar 2016 – Aug 2018 · 2 yrs 6 mos
Washington D.C. Metro Area

Asurity Technologies is a rapidly growing RegTech enterprise passionate about building solutions to the toughest compliance challenges.

As Manager, I led business operations and supported corporate strategy, reporting (**...see mor**



Jr. Analyst
Treliant Risk Advisors
Jun 2015 – Feb 2016 · 9 mos
Washington D.C. Metro Area
Treliant Risk Advisors is a multi-disciplinary advisory firm created to address the regulatory, strategic, and operational risks that challenge the financial services industry today.

As a Jr. Analyst, I was part of the initial technology division that is now the standalor ...**see mor**



Bank Policy Institute
1 yr 1 mo



Membership and Operations
Aug 2014 – May 2015 · 10 mos
Washington D.C. Metro Area

Formerly known as Financial Services Roundtable (FSR).



Corporate Social Responsibility
May 2014 – Aug 2014 · 4 mos

Education



The George Washington University
Bachelor's Degree, Economics
Activities and Societies: GW Sirens A Cappella, GW Food, GW Positivity Mentoring

Licenses & Certifications



Business Metrics for Data-Driven Companies
Coursera Course Certificates
Issued Nov 2016 · No Expiration Date
Credential ID PLQYQZC6R86F

See credential

Volunteer Experience

Membership Chair
GW Positivity Mentoring
Mar 2013 – Aug 2014 · 1 yr 6 mos

Education



Volunteer
World Central Kitchen
Jun 2014 • 1 mo
Poverty Alleviation

Skills & Endorsements

Leadership · 16

 Endorsed by **2 of Sueah's colleagues at Bank Policy Institute**

Microsoft Office · 16

Yuriy Rybkin and 15 connections have given endorsements for this skill

Event Planning · 12

 Endorsed by **Carly Buchanan, who is highly skilled at this**

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